Exhibit 15
The Board of Directors and Shareholders of Aviat Networks, Inc. (previously known as Harris Stratex Networks, Inc.)
We are aware of the incorporation by reference, in Registration Statement Form S-8 (No. 333-140442) dated February 5, 2007 covering the registration of 5,000,000 shares of Common Stock under the Registrant’s 2007 Stock Equity Plan; Registration Statement Form S-3 (No. 333-140193) filed January 16, 2009 covering the registration of 520,445 shares of Class A Common Stock; and Registration Statement Form S-8 (No. 333-163542) dated December 7, 2009 to register an additional 5,400,000 shares authorized under the Registrant’s 2007 Stock Equity Plan, as amended and restated, of our report dated May 11, 2010 relating to the unaudited condensed consolidated interim financial statements of Aviat Networks, Inc. that are included in its Form 10-Q for the quarter ended April 2, 2010.

/s/ Ernst & Young LLP

Raleigh, North Carolina
May 12, 2010